UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-15335
CUSIP Number 511795106

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

LAKELAND INDUSTRIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1525 Perimeter Parkway, Suite 325
Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35806
City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lakeland Industries, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (the “Form 10-K”), with the Securities and Exchange Commission (the “SEC”) on or prior to the 5:30 p.m. Eastern Time deadline on the prescribed due date of April 16, 2025. The Company encountered delays in compiling and reviewing certain information included in the Form 10-K. Such review procedures and a final draft of the Form 10-K, including all required management and independent audit reports and opinions, were not finalized until the afternoon of April 16, 2025, which resulted in the Company’s Form 10-K not being accepted until after the SEC’s daily filing cutoff time on April 16, 2025. The Company’s Form 10-K was accepted on April 16, 2025 (the original filing deadline), well within the extension period of 15 calendar days following the prescribed due date afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger Shannon, Chief Financial Officer and Secretary	(256)	600-1390
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations included in the Form 10-K were significantly different from the corresponding period for the last fiscal year, as a result, in part, of increased acquisition activity, increased operating expenses and recognition of goodwill impairment. The Company reported a net loss of approximately ($18.1) million for the fiscal year ended January 31, 2025, whereas the Company reported net income of $5.4 million for the fiscal year ended January 31, 2024.

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LAKELAND INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 2025	By:	/s/ Roger D. Shannon
	Name:	Roger D. Shannon
	Its:	Chief Financial Officer and Secretary

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